File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)





Press Release

DIAMYD MEDICAL AB LAUNCHES LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAM ON APRIL 20

Stockholm, Sweden – April 19 2006 – Diamyd Medical AB, a biotechnology company focused on the treatment of diabetes and its complications today announced that it will launch its Level 1 American Depositary Receipt (ADR) on April 20. This will enable trading with Diamyd Medical shares in dollars by United States investors directly through their usual brokers. The Bank of New York will administer the program. Diamyd Medical will present at the Stockholm Stock Exchange (OMXS) on Thursday, April 20, at 10 A.M CET. A live broadcast of the presentation can be found at www.diamyd.com.

The Company's ADRs will trade over-the-counter (OTC) under the symbol "DMYDY". Under the program, one ADR is equivalent to one class B share of Diamyd Medical AB. Diamyd Medical's ordinary shares will continue to trade on the Stockholm Stock Exchange's market for listed securities (OMXS: DIAM B).

"We are excited to take this step in bringing the Diamyd Medical story to U.S. investors, by simplifying trading in the Company's shares in the U.S. Our technology platform is derived from the U.S., and the ADR program is a next step to further increase our visibility in both the capital and pharmaceutical markets in the U.S," says Anders Essen-Moller, President and Chief Executive Officer.

Diamyd Medical will present the Company at Stockholm Stock Exchange (OMXS) on Thursday, April 20, at 10 A.M CET. A live broadcast of the presentation can be found at http://www.diamyd.com/.

Presentors at this web-casted event include: i) Johnny Ludvigsson, Professor of Pediatrics, Faculty of Health Sciences, Linköping University, and Principal Investigator of the on-going Diamyd™ Phase IIb clinical trial in 70 children with recent onset Type 1 diabetes; ii) Joseph Glorioso, Professor of Biochemistry Department of Molecular Genetics & Biochemistry, Director of the Molecular Medicine Institute, University of Pittsburgh, PA, School of Medicine.; iii) Michael Christini, President Diamyd Inc., Pittsburgh, PA; and iv) Anders Essen-Moller, President and CEO, Diamyd Medical, Stockholm.

About Diamyd Medical:

Diamyd Medical, registered on the Stockholm Stock Exchange (OMXS: DIAM B), is an emerging biotechnology company based in Stockholm, Sweden, and Pittsburgh, PA, USA. The Company is focused on developing therapeutics for diabetes and its complications, including chronic pain and neuropathy as well as on protein delivery using a proprietary gene delivery technology platform.

Diamyd Medical's lead product, Diamyd™, is based on the Glutamic Acid Decarboxylase (GAD65) protein, a major target for the autoimmune attack against pancreatic islet beta cells that results in insulin-dependent diabetes. Diamyd™ is being developed as a treatment for Type 2 diabetes patients who also have developed autoimmune disease (LADA patients) and also as a means

of arresting the ongoing autoimmune process in patients with Type 1 diabetes.

The Company is conducting a large, pivotal, Phase II/III efficacy trial for Diamyd™ in 160 patients with Type 2 diabetes patients with autoimmune disease (LADA patients). The aim of this double-blind and placebo-controlled clinical trial is to confirm positive results from earlier studies where Diamyd™ was able to down-regulate the autoimmune attack that leads to insulin dependence. The Company is also conducting a Phase IIb clinical trial involving 70 children and adoloscents recently diagnosed with Type 1 diabetes. The aim of this study is to investigate if the residual insulin-producing beta cells can be maintained and/or enhanced in these children after two injections of Diamyd™. This study will report end of August 2006.

GAD65 is an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD65 may have an important role in several Central and Periferal Nervous System related disease states.

To learn more about Diamyd Medical, visit the company's web site at www.diamyd.com.

For further information, please contact:

European Investors
Johannes Falk
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

US Investors
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (publ) (corporate. id. no. 556530-1420) Linnégatan 89B floor 5 SE-115 23 Stockholm Sweden. Tel: +46 (0)8-661 00 26 fax: +46 (0)8-661 63 68 or email: info@diamyd.com.